Exhibit 99.2
Appendix “B”
FINANCIAL AND OPERATIONAL REVIEW
FOR THE QUARTER ENDED DECEMBER 31, 2008
1. 2008 — Periods in Review
Eldorado Gold Corporation (“Eldorado”, “we” or “the Company”) is a gold producer based in Vancouver, Canada that owns and operates the Kişladağ gold mine (“Kişladağ”) in Turkey and the Tanjianshan gold mine (“TJS”) in China. The Company is developing the Efemçukuru (“Efemçukuru”) gold mine in Turkey. We also explore for, and may acquire, mineral properties for exploration and possible development into mines.
This Financial and Operational Review (“Review”) should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2007 and the unaudited consolidated financial statements for the three and twelve months ended December 31, 2008. All dollar amounts are in United States dollars unless stated otherwise.
2. Highlights of the Quarter Ended December 31, 2008
During the quarter ended December 31, 2008 (“Q4 2008”), we:
•	Completed the sale of our São Bento gold mine (“São Bento”) to AngloGold Ashanti for $70.0 million in AngloGold Ashanti shares, resulting in a gain of $72.5 million ($0.21 per share),

•	Sold 79,965 ounces of gold from TJS and Kişladağ at a realized average price of $800, compared to 31,902 ounces at $774 per ounce for the quarter ended December 31, 2007 (“Q4 2007”),

•	Produced 81,845 ounces of gold at a cash operating cost of $298 per ounce (Q4 2007 - 32,000 ounces at $216 per ounce),

•	Reported earnings of $0.28 per share (Q4 2007 — loss of $0.03 per share),

•	Neared completion of construction of our Vila Nova iron ore mine in Brazil (“Vila Nova”) and continued to make construction progress on our Efemçukuru gold mine in Turkey,

•	Paid off the remaining $35.0 million in debt related to our revolving credit facility with HSBC Bank and

•	Reported a cash balance of $61.8 million at year-end.
São Bento Divestiture Completed
On December 15, 2008, we completed the sale of our São Bento mine in Brazil to AngloGold Ashanti (“AngloGold”) for $70.0 million payable by the issuance of 2,701,660 common shares of AngloGold, resulting in a gain on the sale of $72.5 million. As of December 31, 2008, we had sold 1,566,500 AngloGold shares for cash of $25.5 million and accounts receivable of $16.2 million, generating a gain of $1.1 million over the cost of the shares. The remaining 1,135,160 shares were valued at $31.5 million at December 31, 2008 and reported as Marketable Securities on the Balance Sheet. The shares generated an unrealized gain of $2.0 million when marked to the market price at year-end. All the remaining shares were sold in January 2009.

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FINANCIAL AND OPERATIONAL REVIEW
FOR THE QUARTER ENDED DECEMBER 31, 2008
3. Operations
TJS
In Q4 2008, TJS milled 216,273 tonnes of ore at a head grade of 4.33 grams of gold per tonne (“g/t Au”) (Q4 2007 – 173,945 tonnes at a head grade of 7.20 g/t Au). The total for the year was 858,829 tonnes milled at a head grade of 5.31 g/t Au (2007 – 757,354 tonnes at a head grade of 6.23 g/t Au).
During Q4 2008, we produced 21,092 ounces of gold at a cash operating cost of $352 per ounce (Q4 2007 – 32,000 ounces at a cash operating cost of $216 per ounce) and sold 21,092 ounces of gold for revenue of $16.8 million (Q4 2007 – 31,902 ounces, $24.7 million revenue). For the year ended December 31, 2008, TJS poured 118,468 ounces of gold (2007 – 138,162 ounces) and sold 131,494 ounces (2007 – 112,646 ounces) to generate $116.3 million in revenue (2007 – $78.2 million). Cash operating costs at the mine for the year ended December 31, 2008 were $261 per ounce (2007 – $288 per ounce).
Capital expenditures for the quarter of $9.8 million related to continued construction of the sulphide ore processing construction project. At the end of the quarter, the project was over 95% complete.
Kişladağ
During Q4 2008, we placed 2,371,101 tonnes of ore on the leach pad at a grade of 1.34 g/t Au (Q4 2007 – nil tonnes). During 2008, we placed a total of 7,555,881 tonnes on the pad at an average grade of 1.27 g/t Au (2007 – 4,547,860 tonnes at an average grade of 1.33 g/t Au). Production in 2008 and 2007 was affected by the shut down of the mine from August 18, 2007 to March 6, 2008 due to a Turkish court injunction.
During Q4 2008, we produced 60,753 ounces of gold at a cash operating cost of $279 per ounce (Q4 2007 — nil ounces) and sold 58,873 ounces of gold for revenue of $47.1 million (Q4 2007 – nil ounces). In the year ended December 31, 2008, Kişladağ poured 190,334 ounces of gold (2007 – 135,306 ounces) and sold 185,425 ounces of gold (2007 – 142,725 ounces) to generate $161.4 million in revenue (2007 – $94.2 million). Cash operating costs at the mine for the year ended December 31, 2008 were $254 per ounce (2007 – $189 per ounce). Costs increased as anticipated at Kişladağ due to increased lime consumption as more sulphide ore was treated on the leach pad.
4. Development
Efemçukuru
During Q4 2008, we spent $6.7 million on Efemçukuru, bringing our total spending for the year on this project to $14.3 million.
We continued constructing the access roads to the site and within the project area. We also completed geotechnical testing of the plant site and rock dump to establish ground support requirements for exposed high walls and foundation conditions for future structures, including the plant retaining wall.
We are on schedule for placing orders for all major pieces of equipment and for conducting the detailed engineering of the concentrator and infrastructure which is being carried out by a Turkish engineering company under our supervision.
We received proposals for preproduction mining and selected a Turkish contractor for the work.

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FINANCIAL AND OPERATIONAL REVIEW
FOR THE QUARTER ENDED DECEMBER 31, 2008
Vila Nova
During the quarter, we spent $13.2 million on Vila Nova ($31.0 million year-to-date).
We continued installing the crushing and screening circuit at the mine, with completion and commissioning planned for Q1 2009. All other areas of the mine site will be ready by the end of Q1 2009, including pre-stripping and infrastructure installation. We are continuing negotiations on the sale of the iron ore.
Perama Hill
Subsequent to work completed by the previous owner we have undertaken to establish a preliminary pit design that incorporates the revised mining limits that were instituted subsequent to the previous work. A review of the overall design and plan is underway for input into a revised Environmental Impact Assessment, which will be prepared in early 2009.
5. Exploration Review
Turkey
Our reconnaissance work in Turkey focused on the Sayacik project adjacent to our Kişladağ mine and included detailed mapping, a magnetic geophysical survey and additional soil sampling. Program planning and government permitting processes were also initiated for planned drill testing in 2009.
At our Arpah project in the central Pontides region, we conducted stream sediment and soil geochemical sampling, and district scale mapping. Positive anomalies were observed and we are preparing plans for follow-up evaluation next summer.
At Efemçukuru, we drilled seven holes totalling 1,292 meters in Q4 2008 over the North Ore Shoot (NOS); the holes successfully intersected precious metal and base metal rich intercepts down-plunge from current limits. We also completed our detailed mapping and soil geochemical sampling programs over the property.
Brazil
Exploration in Brazil primarily concentrated on drilling and camp upgrading activities at the Tocantinzinho Project in the Tapajos province of Para State. Drilling totalled 3,518 meters in 11 diamond drill holes; results are confirming extent and predicted gold grades in areas of inferred mineral resources.
China
Exploration at our Tanjianshan property saw the completion of the year’s diamond drill program. Drilling totalled 1,754 meters in 10 drill holes in Q4 2008 and we completed testing at Xijingou (“XJG”) and Qinlongtan (“QLT”). The latter target tested the potential of a dip reversal of the QLT mineralized zone below the final open pit floor. The holes successfully intersected gold mineralization and will be tested more fully in 2009.
USA
We carried out mapping, soil geochemical sampling and ground magnetic geophysical surveys on our joint venture projects with AuEx Ventures in Nevada. We also executed a reverse circulation drill program on one of the projects, Klondike North, where drilling totalled 2,584 meters in 12 holes.

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FINANCIAL AND OPERATIONAL REVIEW
FOR THE QUARTER ENDED DECEMBER 31, 2008
6. Production

	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007

TOTAL GOLD PRODUCTION
Total ounces produced	81,845	72,343	87,380	67,234	32,000
Cash operating cost ($/oz) 1, [4]	298	283	229	213	216
Total cash cost ($/oz) 2, [4]	319	313	259	268	262
Total production cost ($/oz) 3, [4]	404	402	293	393	522
Realized price ($/oz sold)	800	870	904	933	774

KISLADAG GOLD MINE [5]
Total ounces produced	60,753	46,863	55,490	27,228	—
Tonnes to pad	2,371,101	2,562,343	2,092,957	529,480	—
Grade (grams/tonne)	1.34	1.05	1.47	1.18	—
Cash operating cost ($/oz) [4]	279	270	230	217	—
Total cash cost ($/oz) 2, [4]	281	273	232	218	—
Total production cost ($/oz) 3, [4]	314	310	273	246	—

TJS GOLD MINE
Total ounces produced	21,092	25,480	31,890	40,006	32,000
Tonnes milled	216,273	226,126	193,035	223,395	173,945
Grade (grams/tonne)	4.33	4.16	6.04	6.83	7.20
Cash operating cost ($/oz) [4]	352	306	229	211	216
Total cash cost ($/oz) 2, [4]	429	387	305	302	261
Total production cost ($/oz) 3, [4]	664	571	327	493	526

Notes

[1]	Cost figures calculated in accordance with the Gold Institute Standard.

[2]	Cash operating costs, plus royalties and off-site administration costs.

[3]	Total cash costs, plus foreign exchange gain or loss, depreciation, amortization and reclamation expenses.

[4]	Cash operating, total cash and total production costs are non-GAAP measures. See the section “Non-GAAP Measures” of this Review.

[5]	Kişladağ temporarily ceased operations on August 18, 2007 and reopened in March 6, 2008.

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FINANCIAL AND OPERATIONAL REVIEW
FOR THE QUARTER ENDED DECEMBER 31, 2008
7. Legal
Kişladağ
There has been no change in the status of continuing litigation by certain third parties concerning the operation at Kişladağ from what we reported in the third quarter of 2008.
Efemçukuru
On January 26, 2009, the Sixth Department of the High Administrative Court in Ankara, Turkey delivered a favourable decision for the Company in cases by certain third parties seeking to cancel the Environmental Positive Certificate for Efemçukuru issued by the Turkish Ministry of Environment and Forestry.
8. Results of Operations
Net Income
Our consolidated net income for Q4 2008 was $101.2 million or $0.28 per share (Q4 2007 – net loss of $9.1 million or $0.03 per share). Excluding the $72.5 million gain on the sale of São Bento, our consolidated net income was $28.7 million or $0.08 per share. Net income for the year ended December 31, 2008 was $164.1 million or $0.46 per share (2007 – $35.4 million or $0.10 per share). Excluding the gain on the sale of São Bento, our consolidated net income was $91.6 million or $0.26 per share.
Gold Revenues
Our gold revenues consist of gold bullion sales at spot price. We sell the refined bullion either to large financial institutions or on the Istanbul and Shanghai gold exchanges.
Gold revenues for Q4 2008 increased 159% compared to Q4 2007 due to higher selling prices and increased ounces sold. Selling prices during Q4 2008 increased 3% and units sold increased 48,063 ounces, or 151%, compared to Q4 2007. Kişladağ mine operations shut down on August 18, 2007 and remained shut down during all of Q4 2007, resulting in lower gold production for that quarter.
Gold revenues for the year ended December 31, 2008 increased 55% over 2007 due to increases in selling prices and ounces sold. Selling prices during 2008 were 30% higher than in 2007, while units sold in 2008 were 50,907 ounces, or 19%, higher than 2007. Both years were impacted by the shut down of the Kişladağ mine, which resumed operations on March 6, 2008.

	Three-month period ended December 31
	2008	2007

Gold ounces sold
Kişladağ	58,873	—
TJS	21,092	31,902

Total gold ounces sold	79,965	31,902
Average selling price per ounce	$800.04	$773.99

Gold revenues (000s)	$63,976	$24,692

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FINANCIAL AND OPERATIONAL REVIEW
FOR THE QUARTER ENDED DECEMBER 31, 2008

	Year ended December 31
	2008	2007

Gold ounces sold
Kişladağ	185,425	142,725
TJS	131,494	112,646
São Bento	—	10,641

Total gold ounces sold	316,919	266,012
Average selling price per ounce	$876.32	$674.04

Gold revenues (000s)	$277,723	$179,302

Interest and other Income
Interest income earned on cash, short-term money market investments and restricted cash balances held during Q4 2008 was $0.3 million (Q4 2007 – $2.4 million). Other income of $0.9 million in the quarter (Q4 2007 – $1.4 million) was mainly related to recovery of written down tax credits at São Bento. For the year ended December 31, 2008, interest income was $2.9 million compared to $7.5 million in 2007 and other income was $7.6 million compared to $1.9 million in 2007. Interest income in 2008 was down from 2007 due to lower cash balances and lower interest rates. Other income increased in 2008 over 2007 due to gains related to Brazilian tax credits and excess electric power sales.
Operating Costs
Operating costs for Q4 2008 were $25.9 million, an increase of 187% over Q4 2007 due to the shutdown of the Kişladağ mine during Q4 2007. Costs of sales per ounce increased at Tanjianshan as a result of lower grades and recoveries from transitional ore at the newly opened Jinlonggou pit as well as higher stripping costs.
Operating costs for the year ended December 31, 2008 were 27% higher than in 2007, reflecting higher unit costs as well as increased ounces sold. Unit costs increased at Kişladağ due to increased lime consumption as more sulphide ore was treated on the leach pad, as well as higher cyanide consumption during the resumption of operations in April to recharge the depleted leach pad.
Depletion, Depreciation and Amortization
Depletion, depreciation and amortization (“DD&A”) expense of $6.9 million in Q4 2008 was lower than Q4 2007 due to the higher DD&A in 2007 related to the short-lived QLT pit. For the year ended December 31, 2008, DD&A expense was higher than in 2007 due to the restart and operation of the Kişladağ mine for 10 months in 2008 compared with 8 months in 2007. Additionally, assets from the Phase 2 expansion at Kişladağ began to be fully depreciated beginning in 2008.
General and Administrative
General and administrative costs are incurred at our head office in Vancouver, Canada, as well as in the countries where we conduct our business. We have continued to add to our administrative staff to support our international operations. General and administrative expense of $12.3 million for Q4 2008 increased by $3.3 million or 37% over Q4 2007, primarily due to stock-based compensation expense.

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FINANCIAL AND OPERATIONAL REVIEW
FOR THE QUARTER ENDED DECEMBER 31, 2008
General and administrative costs for the year ended December 31, 2008 were 43% higher than in 2007 due to stock-based compensation expense, higher travel expenses, a one-time Kişladağ restart bonus, São Bento administration costs and project development costs related to China.
Exploration Expense
Exploration expense for Q4 2008 was nil compared to Q4 2007 expense of $3.0 million. During Q4 2008 exploration costs related to mining licenses in Turkey incurred during the year were reclassified to deferred exploration. Exploration activities are discussed in the section “Exploration Review” of this Review.
Foreign Exchange Gain (Loss)
During Q4 2008, we reported a foreign exchange gain of $1.3 million (Q4 2007 — $0.3 million gain), reflecting the strengthening of the US dollar relative to other currencies in which we conduct business. For the year ended December 31, 2008, the loss was $0.2 million compared to a gain of $4.7 million in 2007.
Gain on Disposal of Assets
During Q4 2008, we reported a $72.4 million gain on the disposal of assets (Q4 2007 — $0.3 million) mainly related to the sale of São Bento. For the year ended December 31, 2008, we reported a gain of $70.8 million, which included the gain on the disposal of São Bento as well as a loss of $1.7 million on the disposal of mining equipment at the TJS mine. We reported a gain on the disposal of assets of $3.8 million in 2007 mainly related to the sale of our Aurizona joint venture interest in Brazil.
Gain on Marketable Securities
During Q4 2008 we reported a $3.1 million gain on marketable securities mainly related to the AngloGold shares received as consideration for the sale of São Bento. Of this gain, $1.8 million was unrealized at December 31, 2008.
Interest and Financing Costs
Interest expense for Q4 2008 was $0.3 million, compared to $0.7 million in Q4 2007 reflecting the reduction in debt related to the revolving credit facility with HSBC bank.
Income Taxes
Current income tax expense for Q4 2008 was $3.2 million (Q4 2007 — $1.7 million), with $4.6 million related to our Turkish operations, offset by a reduction in current income tax expense of $1.6 million in China as a result of an overestimate of tax expense in previous quarters. For the year ended December 31, 2008, current income tax expense was $25.4 million compared to $4.8 million in 2007. Current tax expense in Turkey was nil in 2007 as a result of the Kişladağ mine shut down, and current tax expense in China was lower in 2007 due to lower taxable income on fewer ounces sold. Income taxes resulting from the spinoff of our Vila Nova development project from São Bento Mineracao S.A. were fully offset by tax credits, resulting in no cash payment for taxes due.
Future tax recovery for Q4 2008 in the amount of $8.4 million (Q4 2007 — future income tax expense of $3.4 million) related to a reduction in the amount of $10.3 million in the future income tax liability recorded on the acquisition of Frontier Pacific. Tax rates in Greece were reduced from 25% to 20% during Q4. For the year ended December 31, 2008, in addition to the impact of the reduction in the Greek tax rate mentioned above, future tax recovery of $12.9 million (2007 - future tax expense of $17.3 million) included a reduction in future income taxes in Brazil as a result of our restructuring of intercompany loans in anticipation of the sale of São Bento as well as the favourable impact of unrealized foreign exchange losses on Brazilian future income taxes. These losses were the result of the weakening of the Brazilian real compared to the US dollar.

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FINANCIAL AND OPERATIONAL REVIEW
FOR THE QUARTER ENDED DECEMBER 31, 2008
Non-Controlling Interest
TJS reported a charge of $0.6 million during Q4 2008 related to our joint venture partners’ 10% interest in the mine (Q4 2007 — nil).
9. Liquidity
Operating activities after working capital requirements for Q4 2008 generated $17.0 (Q4 2007 - $11.7 million).
In Q4 2008, we invested $44.0 million in mineral interests. Capital expenditures during Q4 2008 included $13.2 million at Vila Nova, $6.7 million at Efemçukuru, $9.8 million at TJS, $5.3 million at Brazauro, $3.7 million at Kişladağ and $5.3 million at other projects.
During Q4 2008 we received $25.5 million on the sale of AngloGold shares.
We received net proceeds of $8.0 million for issuing 2,126,138 common shares during Q4 2008 relating to the exercise of stock options.
At December 31, 2008, we held $61.8 million in cash and short-term deposits (December 2007 — $46.0 million) and $nil in restricted collateral accounts (December 2007 — $65.7 million), which securitize debt of $nil (December 2007 — $65.0 million)
The Company continues to generate sufficient funds to support our operating and capital needs at current gold prices. We have no exposure to asset-backed securities or any other derivative investments. Eldorado’s investment policy requires us to hold our cash in government securities and other similar low risk instruments.
Contractual Obligations

Eldorado’s contractual obligations at December 31, 2008 include:

	(000s)
					2013 and
	2009	2010	2011	2012	later	Total
	$	$	$	$	$	$

Debt	150	—	—	—	—	150
Capital leases	62	35	6	—	—	103
Operating leases	2,442	2,122	1,983	1,966	2,331	10,844
Purchase obligations	33,805	11,557	11,498	11,476	—	68,336

Totals	36,459	13,714	13,487	13,442	2,331	79,433

Purchase obligations from 2010 forward relate solely to Kişladağ operations, including the estimated commitments under the unhedged diesel fuel purchase commitments for 2010 through 2012. Imputed interest relating to the Sino Gold loan is included in the debt commitment.

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FINANCIAL AND OPERATIONAL REVIEW
FOR THE QUARTER ENDED DECEMBER 31, 2008
10. Capital Resources
Cash and Working Capital
At December 31, 2008, we had cash and short-term investments of $61.8 million and working capital of $185.0 million, compared with $46.0 million of cash and short-term investments and working capital of $97.6 million at the beginning of the year. The increase in cash and short-term investments was primarily attributable to proceeds from the sale of São Bento and the strong performance of our two mines.
The status of our financing arrangements and obligations is as follows:
Revolving Credit Facilities
In April 2005, our wholly owned subsidiary, Tüprag Metal Madencilik Sanayi ve Ticaret A.S. (“Tüprag”) entered into a $65.0 million term revolving credit facility (the “Revolving Credit Facility”) with HSBC due February 28, 2010. The Revolving Credit Facility is secured by Eldorado cash deposits in restricted accounts equivalent to the HSBC advances to Tüprag. The Revolving Credit Facility bears interest fixed at the prevailing LIBOR on the date of the draw plus 1.25%. The Revolving Credit Facility can be drawn down in minimum tranches of $1.0 million plus multiples of $0.25 million. As at December 31, 2008, the Company has repaid all the amounts drawn previously on the facility and is free of debt except for the balance of $0.1 million related to the Sino Gold loan described below. The current credit crisis has had no impact on our revolving credit facility.
At December 31, 2008, $65.0 million remained available under the Revolving Credit Facility.
In November 2007, our 90% owned subsidiary QDML entered into a $15.0 million revolving facility (“the Facility”) with HSBC Bank (China). The Facility has a term of one year and is subject to annual review and renewal. At December 31, 2008, $15.0 million remained available under the Revolving Credit Facility.
Sino Gold Loan
Payment of the third $0.4 million annual instalment on the Sino Gold loan was made in December 2008, resulting in an outstanding balance at December 31, 2008 of $0.1 million.
Equity
At December 31, 2008, Eldorado had 368.3 million (December 2007 — 344.2 million) common shares issued and outstanding.
11. Summary of Quarterly Results

	Three months ended (unaudited)
	December 31		September 30		June 30		March 31
(US$000s)	2008	2007	2008	2007	2008	2007	2008	2007

Total revenue	$65,148	$28,512	$68,238	$40,038	$82,462	$76,662	$72,383	$43,488
Net income (loss)	$91,957	$(9,105)	$17,040	$5,213	$25,155	$26,731	$20,737	$12,582
Earnings per share
Basic	$0.25	$(0.03)	$0.05	$0.02	$0.07	$0.08	$0.06	$0.04
Diluted	$0.25	$(0.00)	$0.05	$0.02	$0.07	$0.08	$0.06	$0.04

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FINANCIAL AND OPERATIONAL REVIEW
FOR THE QUARTER ENDED DECEMBER 31, 2008
12. Non-GAAP Measures
Throughout this document, we have provided measures prepared according to Canadian Generally Accepted Accounting Principles (“GAAP”), as well as some non-GAAP performance measures. Because the non-GAAP performance measures do not have any standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. We provide these non-GAAP measures as they are used by some investors to evaluate Eldorado’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. We have defined the non-GAAP measures below and reconciled them to reported GAAP measures.
Unit Costs
A reconciliation of cash operating costs calculated in accordance with the Gold Institute Standard to the operating costs is included below:
Cash operating cost

	2008	2008	2008	2008	2008
	Q4	Q3	Q2	Q1	Y-T-D

Gold ounces sold	79,965	74,740	88,610	73,603	316,918

Operating costs	$25,943	$23,265	$22,977	$19,819	$92,004
Royalty expense and production taxes	(1,679)	(2,200)	(2,573)	(3,665)	(10,117)
Effects of inventory adjustments	272	249	123	(19)	625
Fair value of stock option grants	(690)	(188)	(214)	(434)	(1,526)

Cash operating cost	23,846	21,126	20,313	15,701	80,986

Cash operating cost per ounce	$298	$283	$229	$213	$257

Cash operating costs are calculated in accordance with the Gold Institute Standard. Cash costs are derived from amounts included in the Consolidated Statements of Operations.
13. Cautionary Statement on Forward-Looking Information
Certain statements and information in this Review, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include, but are not limited to, statements or information with respect to financial disclosure, the future price of gold, estimation of mineral reserves and exploration and development capital requirements, and our goals and strategies. Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.
With respect to forward-looking statements and the information included in this Review, we have made numerous assumptions, including, among other things, assumptions about the price of gold, anticipated costs and expenditures

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FINANCIAL AND OPERATIONAL REVIEW
FOR THE QUARTER ENDED DECEMBER 31, 2008
and our ability to achieve our goals, even though our management believes that the assumptions made and the expectations represented by such statements or information will prove to be accurate. By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, among other things, the following: gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks.
See our Annual Information Form and our quarterly and annual Review for additional information on risks, uncertainties and other factors relating to forward-looking statements and information. Although we have attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in the forward-looking statements or information, there may be other factors that cause actual results, performances, achievements or events not to be anticipated, estimated or intended. Also, many of the factors are beyond our control. Accordingly, readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date of this Review except as may be required by law. All forward-looking statements and information made in this document are qualified by this cautionary statement.
Eldorado’s consolidated financial statements are prepared in accordance with Canadian GAAP and are filed with appropriate regulatory authorities in Canada and the United States.

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